**BACK TO SPACE, LLC**

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Back to Space, LLC
Dallas, TX

We have reviewed the accompanying financial statements of Back to Space, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 14, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

**BACK TO SPACE, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2018 AND 2017**

| | 2018 | 2018 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 92,054 | $ - |
| TOTAL CURRENT ASSETS | 92,054 | - |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accrued Expenses | 8,493 | - |
| TOTAL CURRENT LIABILITIES | 8,493 | - |
| **MEMBERS' EQUITY** | | |
| Common Units (135,000 issued and outstanding) | 135 | - |
| Preferred Units (30.2 issued and outstanding) | 755,000 | - |
| Retained Earnings (Deficit) | (671,574) | - |
| TOTAL MEMBERS' EQUITY | 83,561 | - |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 92,054 | $ - |

Reviewed- See accompanying notes.

**BACK TO SPACE, LLC**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2018 AND**
**THE INTERIM PERIOD FROM DECEMBER 29, 2017 (INCEPTION) TO DECEMBER 31, 2017**

| | 2018 | 2017 |
|---|---|---|
| **Operating Income** | | |
| Sponsorships | $ 101,000 | $ - |
| Merchandise | 17,457 | |
| Cost of Revenue | (372,836) | |
| **Gross Profit** | (254,379) | - |
| **Operating Expense** | | |
| Salaries & Benefits | 291,914 | - |
| Marketing | 101,173 | - |
| General & Adminstrative | 24,108 | - |
| | 417,195 | - |
| **Net Income from Operations** | (671,574) | - |
| **Net Income** | $ (671,574) | $ - |

**BACK TO SPACE, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2018 AND**
**THE INTERIM PERIOD FROM DECEMBER 29, 2017 (INCEPTION) TO DECEMBER 31, 2017**

_________

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (671,574) | $ - |
| Change in Accrued Expenses | 8,493 | |
| **Net Cash Flows From Operating Activities** | (663,081) | - |
| **Cash Flows From Financing Activities** | | |
| Issuance of Member Units | 755,135 | - |
| **Net Cash Flows From Investing Activities** | 755,135 | - |
| **Cash at Beginning of Period** | - | - |
| **Net Increase (Decrease) In Cash** | 92,054 | - |
| **Cash at End of Period** | $ 92,054 | $ - |

**BACK TO SPACE, LLC**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2018 AND**
**THE INTERIM PERIOD FROM DECEMBER 29, 2017 (INCEPTION) TO DECEMBER 31, 2017**

_____

| | Common Units | | Preferred Units | | Retained Earnings | Total Stockholders' |
| --- | --- | --- | --- | --- | --- | --- |
| | Number | Amount | Number | Amount | | Equity |
| Balance at Inception | - | $ - | - | $ - | $ - | $ - |
| Issuance of Membership Units | | - | | - | | - |
| Net Income | | | | | | - |
| Balance at December 31, 2017 | - | $ - | | $ - | $ - | $ - |
| Issuance of Membership Units | 135,000 | 135 | 30.2 | 755,000 | | 755,135 |
| Net Income | | | | | (671,574) | (671,574) |
| Balance at December 31, 2018 | 135,000 | $ 135 | 30.2 | $ 755,000 | $ (671,574) | $ 83,561 |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Back to Space, LLC (the "Company" or "Back to Space") is a for profit, limited liability company, formed under the laws of the State of Texas December 29, 2017. The goal of Back to Space is to utilize pop culture to spark inspiration that will re-direct a downward trend of Science, Technology, Engineering, and Math ("STEM") education in the U.S and inspire the next generation to take the U.S. back to space. The Company has solicited high achieving STEM high school students from around the United States to apply for the role of student ambassador, and of all the applications received, 25 have been selected to serve as student ambassadors. The goal of the student ambassadors is to encourage space travel by humans.

The Company has generated revenue from events and merchandise sales and intends to generate revenue from both traditional and digital media. The Company has Apollo astronauts on staff who assist with Company activities such as events.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a new enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are no significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company's revenue consists of sponsorships and merchandise sales. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Cost of Revenue

Cost of revenue includes compensation and travel expenses for the Company's astronaut partners and costs related to the Company's events.

Advertising

The Company records advertising expenses in the year incurred.

Equity

Under the terms of the Company's Operating Agreement, the entire amount of the Company's excess cash flow shall be distributed to each of the Preferred Membership Unit holders (pro rata among them) until such time as the entire amount of their investment has been returned in full (the "First Preferred Investment Return").

Next, eighty percent (80%) of the Company's excess cash flow shall be distributed to each of the Preferred Membership Unit holders (pro rata among them) until such time as the Preferred Membership Unit holders have received additional amounts equal to the amount of their investment (the "Second Preferred Investment Return)" and together with the First Preferred Investment Return, (the "Preferred Return"), with the remaining twenty percent (20%) of the Company's excess cash flow to be distributed to each of the Common Membership Unit holders (pro rata among them).

Finally, after the Second Preferred Investment Return, all Preferred Membership Unit holders shall have distribution rights on the following "as converted" basis with the Common Membership Unit holders. In any liquidity event, Preferred Membership Units shall convert to Common Membership Units at a percentage corresponding to the total amount of Preferred Membership Units raised, divided by $1,500,000, multiplied by 20%.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are allocated to the members and taken on their individual returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- MEMBER LIABILITY

The Company is organized as a limited liability Company. As such, the liability of the individual members of the Company is limited to each member's contribution of capital to the Company.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 14, 2019, the date that the financial statements were available to be issued. During this period, the following events occurred:

1. The Company issued an additional 10,000 Common Units in return for $10.00.
2. The Company issued an additional 15.24 Preferred Units in return for $381,000.

3. Two Common Unit holders issued notes to the Company. One note, for an amount of $15,000, bears interest at the rate of 9.0% per annum. Such note has matured, but the note holder has elected to roll over the principal and the accrued interest indefinitely. The other note, for an amount of $25,000, also bears interest at the rate of 9.0% per annum, and the principal and the accrued interest are payable April 1, 2020.